Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces

Preliminary Interim Half-Year Financial Results in 2022

Revenue growth of 47.9% / Total Gross Margin 26.6%

New York – December 9, 2022 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a holistic healthcare company based in Japan (the “Company”), today announced its preliminary unaudited financial results for the interim half-year ended June 30, 2022, prepared in accordance with U.S. GAAP. These preliminary financial results and management’s estimates included in this press release are unreviewed, unaudited, and preliminary, and are based solely on information available to the management of the Company and management’s assumptions and expectations as of the date of this press release, which remain subject to change. Actual results for the six months ended June 30, 2022 remain subject to the completion of management’s final reviews and the Company’s other financial closing procedures, and may differ from these estimated preliminary results due to the completion of the Company’s financial closing procedures, final adjustments, and other developments that may arise during the review process. Accordingly, you should not place undue reliance on this preliminary information. See “Important Notice Regarding these Preliminary Financial Results and Management’s Estimates” below.

The Company is working to complete the financial review and will provide an update when the review is completed.

Preliminary Interim Half-Year 2022 Overview:

•	Revenue totaled JPY3,147 million in the half-year ended June 30, 2022, an increase of 47.9% from JPY2,127 million in the half-year ended June 30, 2021. This increase was primarily due to revenue generated by SAWAN and ZACC, the acquisitions of which were completed in 2021, an increase in revenue generated by our franchised salons, and improved operation of existing salons during the recovery from COVID-19 pandemic. Our new business model to sell our directly-owned salons to investors while continuously operates the sold salons on behalf of the investors also contributed to the increase in revenue.

•	Total gross profit was JPY838 million in the half-year ended June 30, 2022, an increase of JPY480 million from JPY359 million in the half-year ended June 30, 2021. Such increase was primarily driven by the aforementioned increase in revenue and a higher gross margin from sales of salons under the new business model.

•	Total gross margin was 26.6% in the half-year ended June 30, 2022, an increase of 9.7 percentage points from 16.9% in the half-year ended June 30, 2021.

•	Operating loss was JPY(163) million in the half-year ended June 30, 2022, improved from a loss of JPY(482) million in the half-year ended June 30, 2021. The increases in revenue and gross profit were partially offset by increase in selling, general and administrative expenses in the half-year ended June 30, 2022.

•	Net loss was JPY(190) million in the half-year ended June 30, 2022, increased from a net loss of JPY(522) million in the half-year ended June 30, 2021. The improvement was primarily due to the aforementioned increases in revenue and gross profit, partially offset by increase in selling, general and administrative expenses.

•	Adjusted EBITDA was JPY(53) million in the half-year ended June 30, 2022, improved by JPY239 million from JPY(292) million in the half-year ended June 30, 2021.

(in thousands, except change % data and Adjusted EBITDA margin )	Six months ended June 30,
Consolidated Statement of Income Information:	2022(¥)	2021(¥)	2020(¥)
Revenues:
Relaxation Salon	¥2,816,323	¥2,110,561	¥1,344,503
Luxury Beauty	288,684	―	―
Digital Preventative Healthcare	42,038	16,918	11,774
Total revenue	3,147,045	2,127,479	1,356,277
Cost of revenues and operating expenses:
Cost of revenues	2,308,553	1,768,907	1,269,220
Selling, general and administrative expenses	1,000,648	840,760	521,364
Impairment loss on long-lived assets	1,173	―	―
Total cost of revenues and operating expenses	3,310,374	2,609,667	1,790,584
Operating loss	(163,329)	(482,188)	(434,307)
Other income (expenses):
Dividend income	2	2	2
Interest income	357	506	674
Interest expense	(5,707)	(6,683)	(6,076)
Gain from bargain purchases	―	1,014	1,624
Other, net	1,386	20,798	14,142
Total other income	(3,962)	15,637	10,366
Income tax (benefit) expense	22,687	55,219	19,030
Net loss	(189,978)	(521,770)	(442,971)
Adjusted EBITDA*	¥(52,510)	¥(291,601)	¥(374,224)
Adjusted EBITDA margin*	(1.7)%	(13.7)%	(27.6)%

* We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) other, net, (v) income tax expense, (vi) depreciation and amortization, (vii) losses on sales of directly-owned salons to franchisees, (viii) losses on disposal of property and equipment, and other intangible assets, net, (ix) impairment loss on long-lived assets and (x) stock-based compensation expense. Management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under U.S. GAAP. Adjusted EBITDA is not calculated identically by all companies and, therefore, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. See reconciliation below.

Reconciliation of non-GAAP measures:	Six months ended June 30,
(in thousands, except Adjusted EBITDA margin	2022(¥)	2021(¥)	2020(¥)
Net loss	¥(189,978)	¥(521,770)	¥(442,971)

Dividend income and interest income	(359)	(508)	(676)
Interest expense	5,707	6,683	6,076
Gain from bargain purchases	―	(1,014)	(1,624)
Other, net	(1,386)	(20,798)	(14,142)
Income tax expense (benefit)	22,687	55,219	19,030

Operating income	¥(163,329)	¥(482,188)	¥(434,307)

Depreciation and amortization	100,851	39,631	33,105
Losses on sales of directly-owned salons to franchisees	―	49	65
Losses on disposal of property and equipment, net and other intangible assets, net	8,795	1,967	26,913
Impairment loss on long-lived assets	1,173	―	―
Stock-based compensation expense	―	148,940	(374,224)

Adjusted EBITDA	¥(52,510)	¥(291,601)	¥(374,224)
Adjusted EBITDA margin	(1.7)%	(13.7)%	(27.6)%

Key Performance Indicators, or KPIs, for the Six Months Ended June 30, 2022:

The Company reported major Key Performance Indicators, or KPIs, for the half-year ended June 30, 2022. Data is provided for all salons for which comparative financial and customer data is available and excludes certain salons where such information is not available.

•	Total number of salons was 307 in June 2022, down from 313 in June 2021.

•	Total number of customers served was 399,143 in the half-year ended June 30, 2022, compared to 373,723 in the half-year ended June 30, 2021.

•	Average sales per customer was JPY6,563 in the half-year ended June 30, 2022, increased from JPY 6,365 in the half-year ended June 30, 2021.

•	Average repeat ratio, a measure of repeat customers, was 81.6% in the half-year ended June 30, 2022, almost consistent with 81.9% in the half-year ended June 30, 2021.

•	Average operation ratio was 48.41% in the half-year ended June 30, 2022, up from 47.17% in the half-year ended June 30, 2021.

•	The total number of salons with data was 231 in June 2022, up from 219 from June 2021.

Recent Developments

As of October 2022, the Company has shown further improvement in salon operations since June 30, 2022:

•	The total number of salons increased to 313 due to new developments of salons.

•	Total number of customers served was 691,936 in the ten months ended October 31, 2022, compared to 644,696 during the same period in 2021, representing an increase by 7.3%.

•	Average sales per customer reached JPY6,630 in October 2022, which has been showing constantly upward trend.

•	Average repeat ratio has been constantly above 80% from July to October 2022, showing strong customer loyalty.

•	Average monthly operation ratio has been around 50% from July to October 2022, which means improved productivity of our therapists.

The following graphs show more long-term trend of our KPIs.

Since October 1, 2022, the Company has started trial renewal of its primary service lines at six of its directly-operated salons to test market acceptance of a new pricing structure, which reflects increases in wages and other operating expenses. We are targeting to implement the new pricing at all of our directly-operated salons under Re.Ra.Ku brand in the first half of 2023.

The Company has been continuously selling its directly-owned salons to investors under the new business model, and between June 30 and November 30, 2022, the Company sold seven salons for an aggregate of proceeds of JPY327 million. In addition, the Company has signed the contracts to sell two additional salons for an aggregate of proceeds of JPY128 million, which sales are expected to close on December 31, 2022, and is under negotiation to sell two more salons.

Following years of enormous efforts to develop and prepare for manufacturing of our MOTHER Bracelet®, the Company expects to become ready for large-scale production of MOTHER Bracelet® in the near future. The Company received a purchase order of 10,000 units of MOTHER Bracelets® from a Japanese nursing service company, and expects that shipments will begin by December 31, 2022, subject to the manufacturing capacity of our subcontractor.

Management Discussion

Kouji Eguchi, CEO of the MEDIROM Healthcare Technologies, said, “We are pleased with the revenue growth, improved gross margins and Adjusted EBITDA, and increased operating profitability achieved during the half-year ended June 30, 2022. Our directly operated salons and our franchised salons contributed in very complementary ways to the strong operational results during the period. SAWAN and ZACC, the acquisitions of which were completed in 2021, also have contributed significantly to our revenue growth in the first half of 2022. Our new business model to transform the company from a salon asset holder into an operator of salons for investors contributed to our revenue growth, profitability, as well as capital efficiency. Although COVID-19 continued to have an impact in the first half of 2022, the entire MEDIROM team coalesced around our goals and were able to mitigate the worst of it. Moreover, the Company has been seeing improvement in salon operations in the latter half of this year, which further enhances price negotiation power in our sales of directly-owned salons under the new business model. Management expects that the Company’s operating results for 2022 will show improvement over the prior two years, which were adversely impacted by the COVID-19 pandemic. We are working to finalize the review of the interim financial results for the half-year ended June 30, 2022 as soon as possible, and we hope to accelerate our financial closing process for the year ending December 31, 2022 from prior years.”

Important Notice Regarding these Preliminary Financial Results and Management’s Estimates

The preliminary financial results and management’s estimates included in this press release are unreviewed, unaudited, and preliminary, and do not present all information necessary for an understanding of the Company’s results of operations for the six months ended June 30, 2022. These preliminary financial results for the six months ended June 30, 2022 and management’s estimates presented in this press release are based solely on information available to the management of the Company and management’s assumptions and expectations as of the date of this press release, which remain subject to change. Actual results for the six months ended June 30, 2022 remain subject to the completion of management’s final reviews and the Company’s other financial closing procedures, and may differ from these estimated preliminary results due to the completion of the Company’s financial closing procedures, final adjustments, and other developments that may arise during the review process. These estimates should not be viewed as a substitute for the Company’s full interim or annual financial statements prepared in accordance with U.S. GAAP. Accordingly, you should not place undue reliance on this preliminary information.

These estimated preliminary results are not necessarily indicative of any future period and should be read in conjunction with “Item 3D. Risk Factors” and “Item 5. Operating and Financial Report and Prospects” and the consolidated financial statements and related notes thereto included in the Company’s Annual Report on Form 20-F filed with the SEC on November 14, 2022.

The preliminary financial results for the six months ended June 30, 2022 included in this press release have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary financial results presented in this press release. Accordingly, the Company’s independent auditor does not express an opinion or any other form of assurance with respect thereto.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 313 (as of October 31, 2022) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker “MOTHER Bracelet” (formerly known as “MOTHER Tracker®”). MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■Contacts

Investor Relations Team

ir@medirom.co.jp